SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of April, 2013

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F	X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes	No	X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

This Form 6-K consists of:

An announcement regarding 2013 first quarterly results of China Petroleum & Chemical Corporation (the “Registrant”), made by the Registrant on April 25, 2013.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 0386)

First Quarterly Results Announcement for 2013

§1 Important Notice

1.1 The Board of Directors, the Board of Supervisors, directors, supervisors and senior management of China Petroleum & Chemical Corporation (“Sinopec Corp.” or “the Company”) warrant that there are no misrepresentations, misleading statements contained in or material omissions from this quarterly report, and severally and jointly accept full responsibility for the authenticity, accuracy and completeness of the information contained in this quarterly report.

1.2 This quarterly report was approved on the seventh meeting of the Fifth Session of the Board of Directors of Sinopec Corp. All directors attended the meeting.

1.3 The financial statements in this quarterly report were not audited.

1.4 Mr. Fu Chengyu, Chairman of the Board of Directors, Mr. Wang Tianpu, Vice Chairman of the Board of Directors and President, Mr. Wang Xinhua, Chief Financial Officer and Head of the Accounting Department warrant the authenticity and completeness of the financial statements contained in this quarterly report.

§2 Basic Information of Sinopec Corp.

2.1 Principal financial data and indicators

2.1.1 Principal financial data and indicators prepared in accordance with the China Accounting Standards for Business Enterprises ("ASBE")

Items	As at the end of the reporting period	As at the end of the preceding year		Changes from the end of the preceding year to the end of the reporting period (%)
Total assets (RMB millions)	1,290,018	1,247,271		3.43
Equity attributable to equity shareholders of the Company (RMB millions)	549,425	513,374		7.02
Net assets per share attributable to equity shareholders of the Company (RMB)	6.127	5.913		3.62
Items	From the beginning of the year to the end of the reporting period			Changes over the same period of the preceding year (%)
Net cash flows from operating activities (RMB millions)	8,220			-
Net cash flows from operating activities per share (RMB)	0.093			-
Items	In the reporting period	From the beginning of the year to the end of the reporting period	From the beginning of the preceding year to the end of the preceding reporting period	Changes over the same period of the preceding year (%)
Net profit attributable to equity shareholders of the Company (RMB millions)	15,834	15,834	12,829	23.42
Basic earnings per share (RMB)	0.179	0.179	0.148	20.95
Diluted earnings per share (RMB)	0.178	0.178	0.147	21.09
Basic earnings per share after deducting extraordinary gain/loss items (RMB)	0.180	0.180	0.148	21.62
Weighted average return on net assets (%)	2.98	2.98	2.66	0.32 percentage points
Weighted average return on net assets after deducting extraordinary gain/loss items (%)	2.99	2.99	2.67	0.32 percentage points
Extraordinary gain/loss items	From the beginning of the year to the end of the reporting period (gain)/loss (RMB millions)
Loss on disposal of non-current assets	33
Donations	53
Gain on holding and disposal of various investments	(19)
Other non-operating income and expenses, net	10
Subtotal	77
Tax effect	(19)
Total	58
Attributable to: Equity shareholders of the Company	47
Minority interests	11

2.1.2 Principal financial data and indicators prepared in accordance with International Financial Reporting Standards ("IFRS")

Items	As at the end of the reporting period	As at the end of the preceding year	Changes from the end of the preceding year to the end of the reporting period (%)
Total assets (RMB millions)	1,304,067	1,266,693	2.95
Equity attributable to equity shareholders of the Company (RMB millions)	546,871	510,914	7.04
Net assets per share attributable to equity shareholders of the Company (RMB)	6.099	5.885	3.64
Items	In the reporting period	From the beginning of the year to the end of the reporting period	From the beginning of the preceding year to the end of the preceding reporting period	Changes over the same period of the preceding year (%)
Net cash generated from operating activities (RMB millions)	8,111	8,111	(30,970)	-
Net profit attributable to equity shareholders of the Company (RMB millions)	16,677	16,677	13,406	24.40
Basic earnings per share (RMB)	0.189	0.189	0.154	22.73
Diluted earnings per share (RMB)	0.188	0.188	0.153	22.88
Return on net assets (%)	3.05	3.05	2.75	0.30 percentage points

2.1.3 Differences between net profit of the Company for the first quarter of 2013 under ASBE and IFRS and shareholders' equity under ASBE and IFRS as at the end of the reporting period

The consolidated net profit for the reporting period under ASBE and IFRS were RMB 16,831 million and 17,692 million respectively, with a difference of RMB 861 million; the consolidated shareholders’ equity as at the end of the reporting period under ASBE and IFRS were RMB 588,013 million and 585,357 million respectively, with a difference of RMB 2,656 million. The differences were primarily due to safety production fund.

2.2 List for number of shareholders and top ten shareholders holding shares without selling restrictions at the end of the reporting period

Number of shareholders at the end of the reporting period	Number of shareholders 694,929, including 688,428 holders of A shares and 6,501holders of H shares.
Top ten shareholders holding shares without selling restrictions
Name of Shareholders	Number of shares without selling restrictions held as at the end of the reporting period (1,000 shares)	Type of shares (A, B, H shares or others)
China Petrochemical Corporation	65,797,128	A
HKSCC Nominees Limited note	19,523,590	H
China Securities Finance Co., Ltd. - refinancing collateral securities account	181,100	A
China Life Insurance Company Limited - Bonus - Personal Insurance Bonus	100,428	A
Guotai Junan Securities Co., Ltd	78,205	A
China Life Insurance Co., Ltd. - dividends - personal bonus - 005L - FH002 Shanghai	62,226	A
Bank of Communications – E_Fund 50 index securities investment funds	54,829	A
National Social Security Fund No. 106 portfolio	47,507	A
China Construction Bank -Yinhua Core Value Selected Stock Based Securities Investment Fund	46,000	A
China Construction Bank - China AM Advantage Growth Stock Securities Investment Fund	42,664	A
Note: Sinopec Century Bright Capital Investment Limited, overseas wholly-owned subsidiary of China Petrochemical Corporation, holds 425,500,000 H shares, which is included in the total number of the shares held by HKSCC Nominees Limited.

2.3 Review of operating results

In the first quarter of 2013, the quantitative easing of major economies in the world stimulated the slow recovery of the global economy, the Chinese economy maintained steady growth at the beginning of the year, with a GDP growth rate of 7.7% over the same period of last year. On 26th March, the National Development and Reform Commission adjusted the pricing mechanism for oil products, to enable domestic oil products prices to closely reflect fluctuations of international crude oil prices.

In the first quarter, the Company gave more prominence to the quality and performance of development based on safe and stable operation and market orientation. Motivated by the strengthening of management and the innovation of science and technology, the Company managed to increase sales, optimized production and operation. In the first quarter, the Company realized an operating profit of RMB 27.569 billion, with an increase of 26.41% over the same period of last year, and net profit attributable to equity shareholders of the Company was RMB 16.677 billion, with an increase of 24.40% over the same period of last year.

Exploration & Production Segment: The Company strengthened oilfield exploration and development, increased the production of crude oil and natural gas. In exploration, new progress was made in the mature blocks in East China (such as Jiyang trough, etc.), Tarim Basin, and Ordos Basin. In development, initial progress was made in certain key projects for crude oil development and production capacity construction, initial effect was achieved in the comprehensive harnessing work in old areas; key natural gas production projects in Yuanba and Western Sichuan are on schedule. In the first quarter, the Company’s crude oil and natural gas production increased steadily, crude oil production was 82.17 million barrels, with a growth of 0.78% over the same period of last year, and natural gas production was 163.20 billion cubic feet, with a growth of 13.98% over the same period of last year. The realized price of oil was 98.83 USD/barrel, 6.85% lower than a year ago, while the realized price of natural gas was 5.86 USD/thousand cubic feet, 3.90% higher than last year. In the first quarter, the exploration and production segment realized an operating profit of RMB 16.23 billion, with a decrease of 16.99% over the same period of last year.

Refining Segment: Taking market as the orientation, economic benefit as the center, cost reduction as the emphasis, technical innovation and intensive management as the means, refineries were operated at high load with production of more high value-added products. Major economic indicators improved significantly, light products yield reached 76.44%. In the first quarter, the Company processed 58.6923 million tonnes of crude oil, with a growth of 5.92% over the same period of last year; oil products output was 35.2953 million tonnes, with a growth of 7.39% over the same period of last year. The refining segment realized a turn-around in profitability with an operating profit of RMB 2.204 billion.

Marketing and Distribution Segment: In the market of slower demand growth for oil products and stronger competition, the Company brought into play its advantages of systematic management, marketing network and brand value, to innovate the commercial mode of non-fuel business. In the first quarter, the Company’s domestic sales volume of oil products reached 38.917 million tonnes, with a growth of 1.70% over the same period of last year, among which, the retail sales volume reached 26.641 million tonnes, with a growth of 1.74% over the same period of last year. In the first quarter, the marketing and distribution segment realized an operating profit of RMB 9.126 billion, with a decrease of 11.20% over the same period of last year.

Chemicals Segment: The first quarter of 2013 experienced a difficult market environment for chemicals with high feedstock price, sluggish demand and declining product prices. The Company upheld market-oriented and benefit-centered principle, steadily pushed forward integrated business operation, maintained the safe and stable operation of chemical plants, optimized feedstock mix and product slate, accelerated the transformation of chemical business from production type to marketing type. In the first quarter, ethylene output was 2.442 million tonnes, with a decrease of 0.53% over the same period of last year; the outputs of synthetic resin, synthetic rubber and synthetic fiber were 3.3948 million tonnes, 247.5 thousand tonnes and 351.6 thousand tonnes respectively. In the first quarter, chemical segment realized an operating profit of RMB 164 million, with a decrease of 87.47% over the same period of last year.

Operational Data for the First Quarter
Operational Data	Unit	For three-month period ended 31 March		Changes (%)
		2013	2012
Exploration and Production
Oil and gas production (Note 1)	million BOE	109.37	105.39	3.78
Crude oil production	million barrels	82.17	81.53	0.78
Domestic	million barrels	76.22	75.78	0.58
Oversea	million barrels	5.95	5.75	3.48
Natural gas production	billion cubic feet	163.20	143.18	13.98
Realized crude oil price	USD/barrel	98.83	106.10	(6.85)
Realized natural gas price	USD/thousand cubic feet	5.86	5.64	3.90
Refining (Note 4)
Refinery throughput	million tonnes	58.6923	55.4104	5.92
Gasoline, diesel and kerosene production	million tonnes	35.2953	32.8676	7.39
Gasoline	million tonnes	11.3470	9.6530	17.55
Diesel	million tonnes	19.7587	19.6352	0.63
Kerosene	million tonnes	4.1896	3.5794	17.05
Light chemical feedstock	million tonnes	9.7652	9.2569	5.49
Light products yield	%	76.44	76.71	(0.27) percentage points
Refining yield	%	94.72	94.99	(0.27) percentage points
Marketing and Distribution
Total sales of refined oil products	million tonnes	42.1297	41.3501	1.89
Total domestic sales of refined oil products	million tonnes	38.9170	38.2650	1.70
Retail	million tonnes	26.6410	26.1850	1.74
Distribution	million tonnes	7.6290	8.0850	(5.64)
Wholesale	million tonnes	4.6470	3.9950	16.32
Total number of domestic service stations (Note2)	stations	30,685	30,836	(0.49)
Company owned and company-operated	stations	30,672	30,823	(0.49)
Throughput per domestic station of company owned and company-operated (Note3)	tonnes/station	3,473	3,450	0.67
Chemicals (Note 4)
Ethylene	thousand tonnes	2,442.0	2,455.1	(0.53)
Synthetic resins	thousand tonnes	3,394.8	3,431.6	(1.07)
Synthetic rubbers	thousand tonnes	247.5	242.6	2.02
Monomers and polymers for synthetic fibers	thousand tonnes	2,267.0	2,332.8	(2.82)
Synthetic fibers	thousand tonnes	351.6	337.8	4.09
Note 1: Including 100% of SSI output; For domestic production of crude oil, 1 tonne = 7.1 barrels; for production of natural gas, 1 cubic meter = 35.31 cubic feet; for converting natural gas to oil, 1 BOE = 6,000 cubic feet; for production of crude oil in overseas, 1 tonne = 7.27 barrels.
Note 2: The number of service stations in 2012 was the number as at 31 December 2012.
Note 3: Throughput per service station data was an annualized average.
Note 4: Including 100% output of the joint ventures companies.

Capital Expenditure: Capital expenditure of the Company was about RMB 21.535 billion in the first quarter, of which RMB 9.416 billion was for the exploration and production segment, mainly for Shengli shallow water oilfield, Tahe oilfield, Ordos oil and gas field, Sichuan Basin gas field exploration and development project and Shandong LNG project, etc. RMB 2.837 billion was for the refining segment, mainly for the construction of Anqing, Maoming, Shijiazhuang and Yangtze projects. Capital expenditure for the chemicals segment was RMB 2.277 billion, mainly for the construction of 800 ktpa Wuhan ethylene project, 600 ktpa Hainan aromatic hydrocarbon project, and 200 ktpa Hubei synthetic gas to ethylene glycol project. Capital expenditure for the marketing and distribution segment was RMB 6.396 billion, mainly for the construction and acquisition of service stations in key areas such as highways, major cities and newly planned regions as well as in other regions, accelerating the construction of oil products pipelines and oil depots, promoting non-fuel businesses and fueling card value-added services. 285 service stations have been developed. Capital expenditure for the Headquarters’ scientific research information and others was RMB 609 million, with emphasis on the construction of scientific research facilities and IT projects.

§3 Significant Events

3.1 Significant changes of key accounting items and financial indicators (under ASBE) of the Company and the reasons for the changes:

Items of Consolidated Balance Sheet	As at the end of the reporting period	As at the end of the preceding year	Increase/(decrease)		Main Reason for Changes
			Amount	Percentage
	RMB millions			%
Cash at bank and on hand	14,788	10,864	3,924	36.12	Mainly due to cash inflows from operating activities, and the increase of borrowings and H shares placement. The increase is partly offset by net cash outflows from investing activities.
Prepayments	6,339	4,370	1,969	45.06	Mainly due to the increase in advanced payment for crude oil and other procurements.
Other current assets	1,477	1,008	469	46.53	Mainly due to the commissioned loans by subsidiaries and prepaid expenses transferred from service stations rental expenses
Short-term borrowings	107,677	70,228	37,449	53.32	Mainly due to the increase of short-term USD borrowings
Non-current liabilities due within one year	44,719	15,754	28,965	183.86	Mainly due to the long-term debentures payable transferring into non-current liabilities due within one year.
Capital reserve	47,061	30,574	16,487	53.92	Mainly due to the completion of the placing of H shares on 14 February 2013

Items of Consolidated Income Statement	From the beginning of the year to the end of the reporting period	From the beginning of the preceding year to the end of the preceding reporting period	Increase/(decrease)		Main Reason for Changes
			Amount	Percentage
	RMB millions			%
Asset impairment losses	(12)	425	(437)	(102.82)	Mainly due to the expected net realizable value of some inventories in the first quarter of 2012 are less than the carrying amount and impairment losses accrued accordingly.
Loss from changes in fair value	1,627	539	1,088	201.86	Increase in fair value of convertible and embedded derivatives due to the change of share price.
Income tax expense	6,175	4,437	1,738	39.17	Due to the increase in profit before taxation

3.2 The progress of significant events and their impacts as well as the analysis and explanations for the solutions

3.2.1 Complete the Placing of H Shares

An aggregate of 2,845,234,000 new H shares, representing approximately 3.2% of the total number of issued shares (as enlarged by the allotment and issue of the Placing Shares) and approximately 14.5% of the total number of issued H shares (as enlarged by the allotment and issue of the Placing Shares), have been allotted and issued by the Company on 14 February 2013 at the Placing Price of HK$8.45 per share to not more than ten Placees. The aggregate net proceeds amount to HK$23,970,100,618. As a result of the Placing, the total number of issued H shares has increased from 16,780,488,000 H shares to 19,625,722,000 H shares. For further details, please refer to the relevant announcements of Sinopec Corp. dated 14 February 2013, published on the websites of the Stock Exchange of Hong Kong Limited; and the relevant announcements dated 18 February 2013, published in China Securities Journal, Shanghai Securities News and Securities Times.

3.2.2 Acquisition of overseas oil and gas assets from China Petrochemical Corporation

On 22 March 2013, SHI (a wholly-owned subsidiary of Sinopec Corp.) and Tiptop HK (a wholly-owned subsidiary of China Petrochemical Corporation) entered into the Framework Agreement in Beijing, pursuant to which SHI and Tiptop HK agreed (1) to establish a joint venture company, namely Sinopec International Petroleum E&P Hongkong Overseas Limited, or JV HK, in Hong Kong. SHI and Tiptop HK shall respectively hold 50% of the issued share capital of JV HK, and SHI shall enjoy actual control over JV HK through contractual arrangements with Tiptop HK. JV HK shall hence become a non-wholly owned subsidiary of the Company through actual control; and (2) following the establishment of JV HK, JV HK (as the purchaser), to enter into the purchase agreements with the relevant vendors for the acquisition of the CIR Sale Shares, the Mansarovar Transaction Assets and the Taihu Transaction Assets. On 28 March 2013, JV HK entered into the purchase agreements with the relevant vendors. For further details, please refer to relevant announcements of Sinopec Corp., published on the websites of the Stock Exchange of Hong Kong Limited on 24 March 2013 and 28 March 2013 respectively; and announcements published in China Securities Journal, Shanghai Securities News and Securities Times dated 25 March 2013 and 29 March 2013 respectively.

3.3 Status of fulfillment of commitments undertaken by the Company, shareholder and actual controller.

√applicable                      □not applicable

(1)           By the end of the reporting period, the major commitments made by China Petrochemical Corporation include:

i	compliance with the connected transaction agreements;

ii	solving the issues regarding legality of the certificates for the land use rights and certificates for the property ownership rights within a specified period of time;

iii	implementation of the Re-organization Agreement (for definition, please refer to prospectus in relation to the offering of H shares);

iv	granting licenses for intellectual property rights;

v	avoiding the competition with the Company;

vi	abandonment of business competition and conflict of interests with Sinopec Corp.

The details of the above-mentioned commitments were included in the prospectus in relation to the offering of A shares of Sinopec Corp., which was published in China Securities Journal, Shanghai Securities News and Securities Times on 22 June 2001;

vii
On 27 October 2010, Sinopec Corp. disclosed through a public announcement that, considering the major refining business of China Petrochemical Corporation has been injected into Sinopec Corp., China Petrochemical Corporation undertook to dispose of its minor remaining refining business within 5 years to eliminate the competition with Sinopec Corp. in terms of the refining business.

viii
On 15 March 2012, Sinopec Corp. disclosed in an announcement that, China Petrochemical Corporation undertakes to take Sinopec Corp. as the sole platform of its ultimate integration among the businesses such as exploration and production of oil and gas, oil refining, chemicals and sale of petroleum products. China Petrochemical Corporation will dispose its minor remaining chemicals business within the next five years in order to avoid the competition with Sinopec Corp. in this respect. Given that China Petrochemical Corporation engages in the same or similar businesses as Sinopec Corp. with regard to the exploration and production of oil and natural gas overseas, after a thorough analysis from political and economic perspectives, Sinopec Corp. may propose to acquire the overseas oil and gas assets owned by China Petrochemical Corporation (the “Assets”) when appropriate (the “Proposed Acquisitions”). China Petrochemical Corporation undertakes to transfer the Assets to Sinopec Corp., provided that the Proposed Acquisitions comply with the applicable laws and regulations, contractual obligations and other procedural requirements at the time of the respective Proposed Acquisitions.

During the reporting period, Sinopec Corp. was not aware of any breach of the above-mentioned major commitments by the aforesaid shareholder.

(2)           As at the date of this quarterly report, Sinopec Corp. has no commitments with regard to results, assets injection or assets restructure which have not been fulfilled yet, nor did Sinopec Corp. make any earnings prediction for such assets or projects.

3.4 Caution and explanation as to the anticipated loss of accumulated net profits from the beginning of the year to the end of the next reporting period or significant changes over the same period of last year

□applicable                      √not applicable

3.5 Implementation of Cash Dividend in the Reporting Period

Authorized at the 6th Meeting of the Fifth Session of Board of Directors of Sinopec Corp. on 22 March 2013, the proposed final cash dividend is RMB 0.20 (tax inclusive) per share for 2012, combining with the interim cash dividend of RMB 0.10 (tax inclusive) per share paid in 2012, the total cash dividend for the year of 2012 will be RMB 0.30 (tax inclusive) per share. And based on the total number of shares of the Company on the Record Date, 2 bonus issue of shares from retained earnings and 1 bonus issue of share from capital reserve will be distributed for every 10 existing shares held by all shareholders.

The proposed profit distribution plan will be submitted to the annual general meeting for the year 2012, the first A shareholders class meeting for the year 2013, and the first H shareholders class meeting for the year 2013 for approval. The final cash dividend and the bonus shares will be distributed on Tuesday, 25 June 2013 to the shareholders whose names appear on the register of members of Sinopec Corp. on Tuesday, 18 June 2013 after close of trading. For the holders of H shares, the register of members of the Company will be closed from Wednesday, 12 June 2013 to Tuesday, 18 June 2013 (both days inclusive). In order to qualify for the final dividend and relevant bonus shares, the shareholders of H shares must lodge all share certificates accompanied by the transfer documents with the Company’s H share registrar, Hong Kong Registrars Limited (address: shops 1712-1716 on 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong) before 4:30 p.m. on Tuesday, 11 June 2013 for registration.

3.6 This quarterly report is published in both Chinese and English languages. In case of ambiguities and discrepancies between the languages, Chinese language shall prevail.

By Order of the Board
Chairman
Fu Chengyu

Beijing, PRC, 25 April 2013

As of the date of this announcement, directors of the Company are: Fu Chengyu*, Wang Tianpu#, Zhang Yaocang*, Zhang Jianhua#, Wang Zhigang#, Cai Xiyou#, Cao Yaofeng*, Li Chunguang*, Dai Houliang#, Liu Yun*, Chen Xiaojin+, Ma Weihua+, Jiang Xiaoming+, Andrew Y. Yan+, Bao Guoming+.

#  Executive Director
*  Non-executive Director
+  Independent Non-executive Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By:	/s/ Huang Wensheng

Name:	Huang Wensheng

Title:	Secretary to the Board of Directors

Date: April 26, 2013